December 11, 2018

Noreen Griffin
Chief Executive Officer and Director
Immune Therapeutics, Inc.
37 North Orange Ave, Suite 607
Orlando, FL 32801

       Re: Immune Therapeutics, Inc.
           Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
           Filed November 29, 2018
           File No. 000-54933

Dear Ms. Griffin:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

PRER14A Filed November 29, 2018

General

1. Please note the preliminary revised proxy statement filed in response to these comments should include the entire proxy statement, as opposed to just the amended items.
2. Please disclose the reasons for the authorization and designation of preferred stock, reverse stock split, and name change. Please see Items 11(d), 12(c), and 19 of Schedule
      14A.
3. Since you are proposing to authorize additional shares of preferred stock, please disclose whether you have any plans, arrangements, understandings, etc. to issue any of the preferred stock. If you do have a intent to issue any of the preferred stock, please consider whether you are required to provide financial statements and other information described in Item 13 of Schedule 14A. Either include this information in your proxy
 Noreen Griffin
Immune Therapeutics, Inc.
December 11, 2018
Page 2
      statement or provide us with an analysis explaining why this information is not required.
       See Item 11(e) and Instruction 1 to Item 13 of Schedule 14A.
4. Please clarify whether you will reduce the number of authorized shares of common stock in proportion to the reverse stock split. If you do not intend to reduce the number of authorized shares, please disclose the increase in authorized shares available for issuance resulting from a 800-to-1 reverse stock spilt and from a 1,000-to-1 reverse stock split and disclose any plans to issues these newly available shares. If you do not have plans to issue the newly available shares, revise your disclosure to clarify that you currently have no such plans.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 with any questions.



                                                            Sincerely,
FirstName LastNameNoreen Griffin
                                                            Division of
Corporation Finance
Comapany NameImmune Therapeutics, Inc.
                                                            Office of
Healthcare & Insurance
December 11, 2018 Page 2
cc:       Arden E. Anderson, Esq.
FirstName LastName